SECOND AMENDMENT & RESTATED

INVESTOR DISCLOSURE PACKET

Barrett & Benitez Development LLC
Limited Liability Company Membership Interests



COMMON OWNER CF LLC
acting as Intermediary



SPONSOR SIGN-OFF

I HAVE CAREFULLY REVIEWED THE ATTACHED FORM C AND DISCLOSURE PACKET AND HEREBY CONFIRM THAT THEY (I) ACCURATELY REFLECT ALL OF THE INFORMATION REQUIRED BY 17 CFR §227.201, (II) ACCURATELY REFLECT ALL OF THE INFORMATION WE GAVE TO COMMON OWNER CF, (III) DO NOT INCLUDE ANY UNTRUE STATEMENTS OF FACT, AND (IV) DO NOT OMIT ANY FACT NECESSARY TO MAKE THE STATEMENTS MADE NOT MISLEADING.

ISSUER REPRESENTATIVE:

DocuSigned by:
Brandi Barrett
F410DA64C035486...
____
Signature

Brandi Barrett____
Print Name

Member and Manager____
Title

10/30/2023
____
Date

INVESTOR DISCLOSURE PACKET

BARRETT & BENITEZ DEVELOPMENT LLC

(a New York Limited Liability Company)

$50,000 Target Amount

$500,000 Maximum Amount

Equity

Barrett & Benitez Development LLC

229 W. Genesee Street Box 118, Buffalo, New York 14202

October 30, 2023

TABLE OF CONTENTS

FORM C
Required Company Disclosures

Amendment

Barrett & Benitez Development LLC (the "Company") is filing this Second Amendment to its Form C. The original Form C was filed with the Securities and Exchange Commission on February 23, 2023 (link here - https://www.sec.gov/Archives/edgar/data/1959510/000180773423000003/xslC_X01/primary_doc.xml) . The First Amendment was filed on June 30, 2023 in order to extend the Offering Deadline to October 31, 2023 (link here - https://www.sec.gov/Archives/edgar/data/1959510/000180773423000007/xslC_X01/primary_doc.xml) . This Second Amendment is being filed in order to extend the Offering Deadline to January 31, 2024.

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Barrett & Benitez Development LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	New York
Date Company Was Formed (from the Company's Certificate of Incorporation)	August 15, 2022
Kind of Entity (Check One)	_____ Corporation __X___ Limited liability company _____ Limited Partnership
Street Address	229 W. Genesee St. Box 118

	Buffalo, NY 14202
Website Address	BarrettBenitezDevelopment.com

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Brandi Barrett	
All positions with the Company and How Long for Each Position	**Position: Manager / Founder**	**How Long: Since Formation (August 15, 2022)**
Principal Occupation During Last Three Years	Manager: Barrett & Benitez Development LLC Member: American Women Empower Real Estate & Development LLC	

5

Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** 1) Heart of the City Neighborhoods, 2) Broadway-Fillmore Neighborhood Housing Services, Inc.	**Business:** 1) non-profit – affordable housing 2) non-profit – affordable housing
Business Experience During Last Three Years (Brief Description, if any)	1) Manage and/or the point of contact to vendors, contractors, and tenants in affordable housing development and placement. 2) Assist with developing scopes of work when applicable for applicants/graduates of the East Side Avenue Credit Based Real Estate Training Program. 3) Prior to formation of Barrett & Benitez Development LLC, Brandi was a managing member of American Women Empower Development LLC, a small woman-owned real estate development company. Barrett & Benitez Development LLC is the successor-in-interest to American Women Empower Development LLC.	

Person #2

Name	Jackeysi Benitez	
All positions with the Company and How Long for Each Position	**Position: Manager / Co-Founder**	**How Long: Since Formation (August 15, 2022)**
Principal Occupation During Last Three Years	**Manager**: Barrett & Benitez Development LLC **Director**: Fordham University's Liberty Partnerships Program	

6

Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Fordham University's Liberty Partnerships Program	**Business:** nonprofit
Business Experience During Last Three Years (Brief Description, if any)	Currently Interim Director overseeing the program's grant, implementing programs for middle and high school students and developing partnerships within the community to increase the program's resources.	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions
This question asks for the name of each person who owns 20% or more of the voting power of the Company.
This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.
- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	1) Brandi Barrett (50%) 2) Jackeysi Benitez (50%)

§227.201(d) – The Company's Business and Business Plan

About the Company

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Barrett & Benitez Development LLC (sometimes called the "Company" or "Barrett & Benitez") is a community based-women and minority owned real-estate development company, focusing on providing essential resources in marginalized communities throughout the City of Buffalo and Western New York. Through a series of mixed-use development projects, Barrett & Benitez aims to create essential commercial resources and equitable housing opportunities in predominantly minority neighborhoods. To accomplish this goal Barrett & Benitez will seek to acquire, develop, and redevelop commercial and residential real-estate in Western New York with a focus on minority neighborhoods in the City of Buffalo. In addition to real-estate development, Barrett & Benitez will provide community engagement and property management as a service, drawing upon their years of experience as community leaders.

Community engagement is a critical aspect of the work Barrett & Benitez will perform. It involves actively seeking out and meeting with members of the community in which the company is developing real estate in order to understand the needs , concerns , and continued support for the company's projects. It is this level of stewardship, advocacy, and expertise which will guide the Company's thoughtful approach to developing its projects. The Company has already begun their first real-estate development project and are deep into the planning stages for a mixed-use development that will feature an eco-friendly laundromat, commercial space for lease, community gathering spaces, a café, and multiple residential units. The project, aptly named "Loads of Love" will be built at 59 and 61 Laurel Street and 102 Riley Street in the City of Buffalo (sometimes called "Loads of Love" or the "Project"). The anchor tenant will be a new and innovative type of laundromat typically only found in large cities with an international presence. Barrett & Benitez believe it is important to bring such a laundromat to an area designated as "highest need" in the city of Buffalo. This location is attractive as there is a lack of laundromats nearby, creating a high concentration of residents who need reliable and dependable laundry services in a close proximity. The Company will own and manage the Loads of Love project through Loads of Love LLC, a New York limited liability company that is currently 100% owned and by the Company, although the Company may decide to admit other members into Loads of Love LLC, or enter into agreements with guarantors in order to obtain financing (this is discussed in greater detail in the **Risks of Investing** section below). A copy of the Operating agreement of Loads of Love LLC

With housing affordability becoming a critical issue in this area of the city of Buffalo, Loads of Love will also provide affordable rent for residents in an area where recent developments have been continually putting upward pressure on rents. The vision of this project is to provide high quality affordable housing, in a medium density format, with ample living space, including storage and private outdoor balconies. Additionally, the project will feature a shared outdoor gazebo and community garden space for educational and community uses. Located between the commercial and transportation corridors of Main Street and Jefferson Avenue, we believe this project can be an initial step and catalyst to restoring Michigan Avenue as a major mixed-use thoroughfare in the City of Buffalo, as it was historically.

The project is currently anticipated to be financed by a construction to permanent loan from the Community Preservation Corporation a not-for profit lender and a "small building participation loan program" loan from the New York State Housing Finance Agency, administered by New York State Homes and Community Renewal, a subsidized funding source designed to help affordable housing projects maintain competitive economic returns. however, it is important to note that at this time, neither of these sources of funding have been committed and the Company is still preparing applications for these funding sources, which are being underwritten by the perspective lenders. The project is also currently anticipated to be partially funded by an East Side Capital Development Grant, funded by Empire State Development, and while an application has been submitted, this funding source has only been partially committed. Brandi Barrett's participation in the "Community Based Real Estate Development Training Program makes the Company and the Project eligible to pursue this funding source. The balance of the required funds are anticipated to come in the form developer equity from Barrett & Benitez Development LLC, other "to be identified" members of Loads of Love, or other grant-funded or subsidized sources for which applications are currently pending.

The Company also anticipates generating revenue by providing property management services and community engagement services as a third-party to other property owners and developers in Western New York. The Company will also explore real estate development opportunities other than the Project, which may ultimately generate additional revenue streams for the Company, either directly or through strategic partnerships.

Proceeds of this crowdfunding offering will be used to make capital contributions to Loads of Love LLC to fund equity requirements for the Loads of Love project, to provide working capital for the Company to hire staff any purchase equipment to support its Property Management and Community Engagement functions, to perform due diligence on potential additional real estate development opportunities, and to form and make capital contributions to additional limited liability companies to pursue additional real estate development projects, as determined from time to time in the discretion of the Managers.

About the Team

Brandi Barrett: Brandi has a background in commercial lending and finance, with twelve years of experience with Bank of America. In this role, she analyzed credit risk and monitored credit compliance in the context of regulatory requirements. She also worked with loan origination and underwriting, developing a strong financial literacy pertinent to real estate development financing.

Crucially, Brandi is a graduate of the 2020 class of the Community-Based Real Estate Development Training Program, sponsored by Empire State Development. This educational program aims to teach critical real estate development skills to emerging developers tackling development projects on the East Side of Buffalo. The Program teaches classes ranging from financial modeling to property management and leasing. The skills developed in this program make Brandi well suited to be a Manager of the Company.

More recently, Brandi has become the Director of Operations for the Fruit Belt Community Land Trust, which aims to preserve long-term housing affordability in the Fruit Belt neighborhood. She is also affiliated with a number of other community groups and nonprofits, frequently volunteering her time to forge deeper connections with the community where the project is located.

Brandi works at Broadway-Fillmore Neighborhood Housing Services, Inc. as the Commercial District Program Manager and was a participant in the Karen Lee Spaulding Oishei Fellowship Leaders of Color

Cohort 3. Through these roles and experiences she has gained extensive knowledge of construction activities, lender reporting requirements, real property acquisition, grant disbursements, community relations, property management, and related, pertinent, activities.

Brandi's high level of advocacy in motivating Eastside communities to work together and share experiences is a key reason that the historic Central Terminal Restoration Corporation is investing in raising awareness of the importance of the landmark structure and has made renewed efforts into tapping into cultural dynamics and exchange. Brandi is also a frequent panelist speaker for Leadership Buffalo Program cohorts, demystifying the effects of economic development and displacement on City of Buffalo communities. Most recently, Brandi was nominated and awarded the Mary Talbert award for Emerging Preservationists. As an activist, she articulates to others how community anchors and historic places are critical to a neighborhood's success. Brandi's combined experiences and activities are directly relevant to the tasks that will be required to lead this project.

Jackeysi Benitez: Jackeysi joined the development team in 2022 as a co- owner and manager. As a bilingual Spanish licensed social worker, with over 10 years of experience working with communities of color, she has proven to be a strong advocate for people who experience inequality in life. Her work with the physically disabled, immigrants, children and families and adolescence in pursuit of higher education, has allowed her to access and provide beneficial resources focused on a community centered approach to provide services such as mental health, health care, housing and education resources. In addition to her professional skills as well as her financial investment to the project, Jackeysi has been contributing to other aspects of the project related to: raising capital, working with the project architect to develop final construction drawings, and working with project counsel on organizational formation and structuring. Her administrative experience working as a director in higher education has helped her to learn soft skills that have assisted with these functions.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making an investment like this and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, a failure of the Company to obtain anticipated financing or grant funding, project delays, the admission of other members into Loads of Love LLC or other guarantor agreements required to fund the Project, and potential disasters that are not covered by insurance. Review the attached Exhibit A: Risks of Investing for a more expansive list of potential risks.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

In this offering (the "Offering"), the Company is trying to raise a maximum of $500,000, but we will move forward with the project and use investor funds if we are able to raise at least $50,000 (the "Target Amount"). If we have not raised at least the Target Amount by January 31st, 2024 at 5pm EST (the "Target Date" or "Offering Deadline"), we will terminate the Offering and return 100% of the money to anyone who has subscribed.

The minimum you can invest in the Offering is $500.

We plan to conduct our initial closing approximately one month after launching this offering, if the Target Amount has been exceeded. We will have a closing for additional funds on the last day of each month following the month of our initial closing. Thus, the last day of each month following an initial closing will be treated as a new "Target Date." For example, if you invest on the 10th of a month, following the initial closing, you may cancel your investment at any time until 48 hours before the end of that month.

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Amount as of the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this Offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Amount?	___X___ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$500,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Amount) on a pro-rata basis, so that every Investor who subscribes will be able to participate. ___x___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions
If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept

commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

The target amount has been set to $50,000. The proceeds of the Offering will primarily be contributed by the Company to Loads of Love LLC to fund a portion of the costs of Developing the "Loads of Love" project, with the balance of the proceeds funding payroll, equipment purchases, and other operational expenses in connection with the Company's property management, due diligence, and community engagement functions.

Use of Money	How Much (approximately)
Developer Equity for Loads of Love LLC mixed-use development project	$45,000
Operating Capital	$5,000
TOTAL	**$50,000**

Use of Money	How Much (approximately)
Developer Equity for Loads of Love LLC mixed-use development project	$485,500
Operating Capital	$15,000
TOTAL	**$500,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C;
- If you decide to invest, press the *Invest* button
- Follow the instructions

To Cancel Your Investment

Send an email to team@commonowner.com no later than 48 hours before the Target Date (or following the procedure in the "Required Statement" below. In your email, include your name and the name of the Company. You can cancel your investment from your "Account" page on commonowner.com.

For more information about the investment and cancellation process, see the Educational Materials on our website.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Common Owner CF will notify Investors when and if the Target Amount has been raised.

If the Company reaches the Target Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

Total Number of Securities to be Offered = 100,000

Price of securities = $5 per Share

Minimum Investment Amount (Price) = $500

Minimum Investment Amount (Shares) = 100 Shares

Type of Share = Class A Share (outlined in Exhibit C: Operating Agreement)

§227.201(m) – Terms of the Securities

Overview

The securities being sold in this offering are Class A Shares of limited liability company membership interest in Barrett & Benitez Development LLC. Class A Shares are being sold at $5 per share and will receive a non-compounded priority return of 4% per year, which will accrue if unpaid in a certain year, until the original investment has been repaid, at which point, the priority return shall cease. Additionally, Class A shareholders cumulatively receive 30% of operating cash flows and net capital proceeds, in the aggregate, if this Offering is fully subscribed (i.e. $500,000 is invested). Effectively this means, each share will receive 0.0003% of Operating Cash Flow and Net Capital Proceeds in accordance with the order of distributions as outlined in Exhibit C: Operating Agreement.

Shares

The membership shares of the Company are divided into two classes of shares.

The membership interests being sold in this offering consist of One Hundred Thousand (100,000) "Class A Shares". All of the Class A Shares shall be owned by the Class A Members. The Manager may create additional classes of Shares in the future, with such rights and preferences as the Manager may determine in her sole discretion ("New Shares").

In addition, there are One Thousand (1,000) "Class B Shares." Five hundred (500) of the Class B Shares shall be, and are, owned by Brandi Barrett while the other five hundred (500) of the Class B Shares shall be, and are, owned by Jackeysi Benitez.

Preferred Return

Each Class A Member, will receive a cumulative, non-compounded return of four percent (4.0%) per year on such Class A Member's unreturned investment, measured from the date of a Class A Member's Capital Contribution. For any year in which such Preferred Return cannot be paid in its entirety, such Preferred Return shall be paid pro rata to each Class A member and the balance shall accrue until future years.

Compensation of Manager

Each Manager (initially Brandi Barrett & Jackeysi Benitez) shall receive a management fee of two hundred dollars ($200) per month and may be reimbursed by the Company for reasonable out-of-pocket expenses.

Distributions of Operating Cash Flow

Within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Operating Cash Flow:
   a) First, to the Class A Members until each Class A Member has received his, her, or its Preferred Return accrued through the date of distribution.

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   b)   Second, thirty percent (30%) to the Class A Members and seventy percent (70%) to the holders of the Class B Shares.

Voting Rights

You will have limited voting rights to vote on certain actions to be taken by the Company. In general, these rights are limited to the following items, which are more specifically explained in the Operating Agreement.

   a)   By Supermajority vote of the Class A Members, remove the Manager of the Company "for cause" as defined in Section 5.8.3 of the Operating Agreement, following the procedure described in Section 5.8.2 of the Operating Agreement.

   b)   Any amendment to the Operating Agreement that adversely effects the Class A Members.

   c)   In the event of a dispute between the Managers or a Disagreement regarding a certain course of action, the Class A Members may be asked to vote to resolve such dispute, as more specifically set forth in section 5.7 of the Operating Agreement. Resolution of the dispute shall require a supermajority (75%), affirmative vote, of the Class A Members.

No Right to Transfer

Your Units will be illiquid (meaning you might not be able to sell them) for five reasons:

●   The Operating Agreement generally prohibits the sale or other transfer of Shares without the Manager's consent, with some exceptions (such as transfers to immediate family members).

●   Even if a transfer were to be approved, the Manager might condition its approval on a sale or other transfer to the satisfaction of one or more conditions, including without limitation a legal opinion that the sale does not violate Regulation Crowdfunding or any other applicable securities laws.

●   If you want to sell your Share, the Manager will have a first right of refusal to buy it.

●   Even if a sale were permitted, there is no ready market for the Shares, as there would be for a publicly traded stock.

●   Any transfer of a Share would have to comply with applicable Federal and State securities laws.

The Person(s) Who Control the Company

The Company is entirely controlled by Brandi Barrett and Jackeysi Benitez, who hold 100% of the Class B Shares in the Company and are currently the Managers of the Company. In this capacity, Brandi Barrett and Jackeysi Benitez will have total control and the ability to make all decisions for the company, except in the limited circumstances set forth above and unless removed as Managers as set forth above.

How the Company's Actions Could Affect You

Actions taken by the Company could affect you in a number of different ways, including these:

- The Company decides where to purchase new property and how to build it out.
- The Company decides how to advertise the business.
- The Company decides when to sell products, and for how much.
- The Company decides who to hire and for what compensation.
- Principals of the Company could decide to hire themselves to perform services for the Company and establish rates of compensation higher than fair market value.
- The Company might decide to raise more capital, whether through equity or debt, which could dilute your membership interests in (a) either the Company, directly or (b) in Loads of Love, which would dilute your ownership of the Project, indirectly including rights to profits and cash flow.
- The Company or Loads of Love may need to make other financial agreements with one or more third-party guarantors in order to obtain the required financing for the Project or any future real property acquisition or development project. These financial agreements could reduce operating cash flow of the Project (and by extension the Company).
- The Company could fail to acquire all of the Property needed for the Project, while the Company currently has an Agreement to acquire such Property, the sale may not be consummated, for a variety of reasons.
- The Company decides which third-party contracts to enter into, including both third-party service providers to the Company and services provided by the Company to third-parties.

§227.201(n) – The Funding Portal

The Company is offering its securities through Common Owner CF, LLC, which is a "Funding Portal'' licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 7-00229 and the Funding Portal Registration Depository (FPRD) number is 309293.

§227.201(o) – Compensation of the Funding Portal

5% of the total amount of investment in the Offering shall be paid to Common Owner CF LLC as a Success Fee. Two and one half percent (2.5%) of the gross proceeds of the offering will be paid in cash upon completion of the offering. Two and one half percent (2.5%) of the gross proceeds of the offering will be paid to Common Owner in the form of securities, identical in terms and conditions in every respect to the securities offered to investors in the Offering.

§227.201(p) – Indebtedness of the Company

The Company has no debt or liabilities to disclose.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties include friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Details of Previous Offering conducted by the Company

The Company has not previously raised funds from third parties.

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Investment by Class B Member	Made in installments	Brandi Barrett	Owner	$20,136.23
Investment by Class B Member	Made in installments	Jackeysi Benitez	Owner	$12,900.00

§227.201(s) – The Company's Financial Condition

Liquidity

The company has approximately $600 in liquid assets as of November 30, 2022.

Capital Resources

In addition to the proceeds from the offering, the issuer has the following resources:

Cash on Hand (liquid assets) as of November 30, 2022 – Approximately $600

Other Assets (illiquid assets) as of November 30, 2022 – Approximately $20,000

Historical Results of Operations

Barrett & Benitez Development LLC is a new venture about to undertake its first development project. As such there are no historical operations to assess.

The Company is the successor-in-interest to all of the assets and liabilities of American Women Empower Real Estate & Development LLC, a related party to the Company, of which Brandi Barrett was a member. The financial statements depicting the combined historic results of operations of American Women Empower Real Estate & Development LLC & Barrett & Benitez Development LLC are attached as Exhibit D: Financial Statements.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C. However, if the Offering is successful, the Company anticipates using the majority of the proceeds of the Offering, together with other financing sources to acquire real property and begin construction of the Project. The Company anticipates making a capital contribution to Loads of Love to accomplish these goals within several months of the conclusion of the Offering. The Company does not anticipate having any cash flow to distribute until construction of the Project is complete and the project is fully leased.

§227.201(t) – The Company's Financial Statements

The Company's financial statements (in addition to the financial statements of American Women Empower Real Estate & Development LLC, the Company's predecessor-in-interest) are attached as Exhibit D: Financial Statements.

§227.201(u) – Disqualification Events

Explanation for Investors

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on commonowner.com). This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A company called North Capital Private Securities Corporation ran background checks on the principals of the Company (i.e., those covered by this rule). While the background checks indicated that such persons are "Likely Not Disqualified," this finding is not determinative and investors should not confuse this finding with an attestation that a covered person is credible or qualified.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever. The Company has submitted additional documentation to this effect.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the offering page.

§227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and will share the report directly with our investors no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective Investors on this Form C, in the business and in Exhibit A: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

All investors should take care to read Exhibit A: Risks of Investing, prior to investing in the Offering.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Reg CF offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest, you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Reg CF Offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its Reg CF Offering (i.e., to "test the waters") before the offering became effective.

The Company did not solicit indications of interest before this Offering was registered with the SEC and listed on the Funding Portal.

Exhibit A

Risks of Investing

Exhibit A: Risks of Investing can be found on the SEC website EDGAR filings at:
https://www.sec.gov/Archives/edgar/data/1959510/000180773423000003/2_BB_RisksOfInvesting.pdf

Exhibit B

Investment Agreement

Exhibit B: Investment Agreement can be found on the SEC website EDGAR filings at:
https://www.sec.gov/Archives/edgar/data/1959510/000180773423000003/3_BB_InvestmentAgreement.pdf

Exhibit C

Operating Agreement

Exhibit C: Operating Agreement can be found on the SEC website EDGAR filings at:
https://www.sec.gov/Archives/edgar/data/1959510/000180773423000003/4_BB_OperatingAgreement.pdf

Exhibit D

Financial Statements

Exhibit D: Financial Statements can be found on the SEC website EDGAR filings at:
https://www.sec.gov/Archives/edgar/data/1959510/000180773423000003/5_BB_FinancialStatements.pdf

Exhibit E

Operating Agreement of Loads of Love LLC, As Amended

Exhibit D: Operating Agreement of Loads of Love LLC, As Amended can be found on the SEC website EDGAR filings at:

https://www.sec.gov/Archives/edgar/data/1959510/000180773423000003/6_BB_OAForLoadsOFLove.pdf